EXHIBIT INDEX

EXHIBIT A: Attachment to item 77C:
  Submission of matters to a vote of security holders.
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EXHIBIT A:
The Mexico Equity and Income Fund, Inc.

Results of Annual Shareholders Meeting

The Fund held its annual shareholders meeting on November 9, 1998. At the meeting, shareholders elected each of the nominees proposed for election to the Fund's Board of Directors, ratified the selection of PricewaterhouseCoopers LLP to serve as the independent accountants of the Fund for the year ending July 31, 1999. In addition, a stockholder proposal to terminate the investment advisory agreements with Advantage Advisers, Inc. (the "U.S. Co-Adviser") and Acci Worldwide, S.A. de C.V. (the "Mexican Adviser") and to cause the board to solicit competitive proposals for a new adviser failed to obtain a sufficient amount of votes to pass the stockholder proposal under the Investment Company Act of 1940, as amended. The following table provides information concerning the matters voted on at the meeting:

I.   Election of Directors

Nominee                Votes For             Votes Abstained

Carrol W. Brewster     9,236,249               1,182,118
Sol Gittleman          9,235,021               1,183,346

At January 31, 1999, in addition to Carroll W. Brewster and Sol
Gittleman, the other directors of the Fund were as follows:

Alan Rappaport
Luis Rubio


II. Ratification of PricewaterhouseCoopers LLP as the Independent
    Accountants of the Fund

 Votes For           Votes Against           Votes Abstained

10,118,293            210,666                   89,408


III. Stockholder Proposal to Terminate the Fund's Investment
     Advisory Agreements with Advantage Advisers, Inc. & ACCI
     Worldwide, S.A. de C.V.

 Votes For     Votes Against     Votes Withheld     No Vote

4,640,128        1,987,648          309,986        3,480,604